MAIL STOP 3720

August 25, 2006

Mr. Charles Driscoll
Viscorp, Inc.
627 Nevin Avenue
Sewickley, PA 15143

Re: **Viscorp, Inc.**
        Amendment No. 1 to Form SB-1
        Filed August 18, 2006
        File No. 333-135322

Dear Mr. Driscoll:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prospectus Cover Page

1. We note that you intend to segregate the funds you receive in a separate bank account for the benefit of investors. It is unclear whether the separate bank account will be in the company's name or accessible to your officers and directors. If so, please provide risk factor disclosure that addresses the risks this poses to investors with respect to accessibility by your officers and directors as well as third party claims, or tell us in your response letter why the separate bank account is similar to an escrow account. See prior comment one of our letter dated July 25, 2006.

Prospectus Summary, page 2

2. Please disclose that purchases by your officers, directors and affiliates will not count toward meeting the minimum offering amount.

Plan of Distribution, page 9

3. Please reconcile the offering periods disclosed in this section. You refer to both February 15, 2006 and December 15, 2006 as the date by which the minimum subscription must be received.

Description of Business, page 10

4. We note your disclosure that the iCAM software was developed and written expressly for Viscorp. Please clarify whether you own all rights to the software. In addition, if not developed in-house, clarify who develops your software and whether you are substantially dependent upon the software developer. In this regard, we note that you plan to implement your growth strategy through improving technological offerings through software development.

Managements Discussion and Plan of Operations, page 15

5. Please clarify whether your references in the first two paragraphs of this section to "the first five months of fiscal year 2006" and "the first five months of 200" are to the six months ended June 30, 2006.

6. We note that part of the decline in your revenues in fiscal 2005 was attributable to revamping your software. Please clarify how you revised your software and how this contributed to the decline in your revenues.

Principal Shareholders, page 18

7. Please disclose the natural person(s) who hold or share the power to vote or direct the voting of the Viscorp shares held by Progressive Investors, LLC.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: J. Hamilton McMenamy
        Fax: (214) 361-8244